ALPHA BANK

06017349

RECEIVED

2006 OCT -5 A 11:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, October 2, 2006
Our reference No.13.1.95

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

SUPPL

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

PROCESSED
OCT 18 2006
THOMSON
FINANCIAL

A.J. BILIONI O.J. YANNACOPOULOU

10/5

MARKETING AND PUBLIC RELATIONS DIVISION
40, Stadiou Str.
GR - 102 52 Athens

Tel. : +30 210 326 2424
Fax : +30 210 326 2427
E-mail: secretariat@alpha.gr

ALPHA BANK

Withdrawal of interest for the acquisition of a majority stake in DZI Bank A.D. [29.9.2006]

Following relevant announcements and press reports pertaining to the sale process of the Bulgarian bank DZI Bank A.D., Alpha Bank announces that it has withdrawn its interest for the acquisition of a majority stake in the said bank and no longer participates in the process.